UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

October 26, 2017

Lombard Medical, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Commission File Number 001-36402

N/A

(Translation of Registrant’s Name into English)

Cayman Islands	3841	Not applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Lombard Medical House

4 Trident Park

Didcot

Oxfordshire OX11 7HJ

+44-1235-750849

(Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On October 26, 2017, the Board of Directors of Lombard Medical Inc., Inc. (the “Company”) made the determination to delist the Company’s common shares (the “Common Shares”) from the Nasdaq Capital Market (“Nasdaq”) and transfer the listing of the Common Shares to the OTC-QX Market. On October 30, 2017, the Company notified Nasdaq of its intention to voluntarily delist the Company’s Common Shares from Nasdaq. The Company intends to file a Form 25, Notification of Removal from Listing under Section 12(b) of the Securities Exchange Act of 1934, as amended, with the SEC on November 9, 2017, notifying the SEC of delisting from Nasdaq and trading on Nasdaq will cease on the same day.

The Company anticipates that its Common Shares will trade under its existing ticker symbol “EVAR” on the OTC-QX Market effective as of the market open on November 9, 2017. Therefore, the last day of trading on Nasdaq will be November 8, 2017.

A copy of the press release issued by the Company is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

Financial Statements and Exhibits

See Exhibit Index

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lombard Medical, Inc.

Date: October 30, 2017	By:	/s/ Kurt Lemvigh
Kurt Lemvigh Chief Executive Officer

[Signature Page to Form 6-K]

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release issued by Lombard Medical, Inc. on October 30, 2017